FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein is a copy of a press release filed by Ultrapetrol (Bahamas) Limited (the "Company"), announcing the Company's financial results for the second quarter ended June 30, 2010.

Ultrapetrol Reports Financial Results for Second Quarter 2010

NASSAU, Bahamas, August  12, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2010.

 Highlights:

•	Recorded revenues of $60.6 million in the second quarter 2010;

•	Recorded adjusted EBITDA of $17.6 million for the second quarter of 2010; and

•
Recorded total adjusted net income and adjusted EPS of $1.7 million and $0.06, respectively, in the second quarter of 2010, which include the effect of a net gain on FFAs of $1.3 million corresponding to the second quarter  of 2010 and exclude the effect of a $0.2 million income tax benefit for unrealized foreign exchange rate losses on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

•	Revenues, adjusted EBITDA, adjusted net income and adjusted EPS for the first half of 2010 were $114.8 million, $37.2 million, $6.0 million and $0.2 per share, respectively.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "During the second quarter we generated strong results in all three of our businesses. In the River Business, our volumes grew 57% and margins improved, as we transported a much larger soybean volume and benefited from a more efficient cost structure. In our Offshore Supply Business we also posted strong results, as our six state-of-the-art existing PSV's operated on favorable time charter contracts in Brazil. Finally, in our Ocean Business our five Product Tankers continued to successfully operate on existing time charters contracts and our remaining Capesize vessel earned profitable time charter rates, as a result of our successful FFA coverage of the vessel's earnings throughout 2010."

Mr. Menéndez continued, "Our expansion program continues to progress as planed and we expect our results to begin to gradually reflect the investments we have made over the past three years. In our River Business, we began operations at our new yard which has already launched five jumbo tank barges which will commence service in the third quarter and will continue to deliver new barges into our fleet on a regular basis. We are pleased that our new 8,300BHP heavy fuel powered pushboat Zonda I started service in May and that her operational performance has exceeded expectations. Before year's-end, we expect three additional re-engined pushboats to commence service and anticipate completing eleven units by the end of 2011. In our Offshore Supply Business, the Company's strong presence in the Brazilian market remains a cornerstone of Ultrapetrol's growth. With an offshore fleet that is expected to double in size in the next two years, we are well positioned to help meet Brazil's equipment needs to support a drilling program that will make the region the second largest market in the world for offshore services. In our Ocean Business we made a timely reduction of our Capesize exposure. We acquired a modern container vessel at the very attractive price prevailing in the market and initiated a new container feeder service in South America positioning the Company in the domestic, flag-protected container trade. Going forward, we believe there will be compelling opportunities to expand this service as well as grow our tanker and dry bulk fleet."

Overview of Financial Results

Total revenues for second quarter 2010 were $60.6 million, as compared with $54.9 million in the same period of 2009.

Adjusted EBITDA for second quarter 2010 was $17.6 million as compared with $18.1 million in the same period of 2009. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Reported net income for the second quarter 2010 was $0.7 million or $0.02 per share, as compared with a net loss of $0.09 million, or $0.00 per share, during the same period of 2009. Second quarter 2010 net income includes a $0.2 million, or $0.01 per share, income tax benefit for unrealized foreign exchange rate losses on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business and  does not include a $1.3 million or $0.04 per share, on account of a net gain on FFAs. Considering these effects, the adjusted net  income for the second quarter of 2010 was $1.7 million or $0.06 per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "During the quarter, we increased our financial strength. Our CAPEX plan is adequately funded and we continue to have ample liquidity. Our focus on conservatively financing assets ensures that the Company has a strong financial foundation for the future."

Business Segment Highlights

River

The River Business experienced a 57% increase in the volume of cargo loaded in the second quarter of 2010 as compared with the same period of 2009. Second quarter 2010 River segment adjusted EBITDA was $10.4 million versus $0.6 million in 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

The soybean production in Paraguay and in the whole of the Hidrovia region is expected to be a record high for 2010. The latest 2010 USDA estimate for the Paraguayan soybean crop of 7.2 million tons implies an eighty percent increase when compared to 2009 levels and is consistent with a larger seeded area and yields with a normal rainfall. River water levels are normal for this time of the year and iron ore production continued to normalize. Consequently, provided water levels do not fall beyond historical lows, we expect to carry increased quantities of iron ore during the second half of 2010.

The Company's new shipyard for building barges inaugurated in December 2009 continued to operate successfully with productivity levels ahead of our plan for the initial eight months of activity. The yard is the most modern of its kind in South America and we believe it will allow the Company to supply the capacity that we expect will be required in the near future due to growing volumes of liquids, soybeans and iron ore produced in the region. On July 30, 2010 the first tanker barge built in our yard entered into operation and was added to our river fleet. We have successfully continued the re-engining and re-powering program that aims to convert the engines on eleven of our main push boats. The first of them, Zonda I, started operations on May 22, 2010, equipped with more powerful heavy fuel engines instead of the diesel consuming engines that we operate in all other push boats today. This should lead to gradually increasing savings in fuel expense and to an increase in tow size and navigation speed both of which we have already started to benefit from through the operation of Zonda I.

Offshore Supply

In the Offshore Supply Business, six vessels operated in the second quarter of 2010. The adjusted EBITDA generated by the Offshore Supply segment during the quarter was $5.1 million or 42% higher, than the $3.6 million generated in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 44% attributable primarily to a full three months' operation in 2010 of the UP Rubi, which started its employment with Petrobras under a long-term time charter in August 2009, and to the full quarter operation of our vessels, UP Esmeralda and UP Safira. Both the UP Esmeralda and UP Safira are operating under long-term time charter with Petrobras after arriving in Brazil from the North Sea during the first quarter of 2010 at improved rates from those prevailing in the North Sea in the same period of 2009. All of our six existing PSVs are now chartered to Petrobras on long-term employments at attractive rates for periods ranging between three to four years.

Ultrapetrol has continued with the construction of an additional six new PSVs that will be added to the fleet. The two PSVs under construction in China, Up Turquoise and UP Jasper, are expected to be delivered in the fourth quarter of 2010, while the first of the four vessels under construction in India is now expected to be delivered in the first quarter of 2011.

The Company has continued to invest heavily in the expansion of its PSV fleet since it believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans.

Ocean

The Ocean segment generated adjusted EBITDA of $3.3 million in the second quarter of 2010, as compared to $11.4 million in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

The 50% decrease in revenues is mainly attributable to the sale of two of our Capesize vessels, M.V. Princess Susana and M.V. Princess Nadia, which were sold and delivered to their buyers on December 10, 2009 and January 28, 2010, respectively. In addition, our Ocean revenues during the second quarter were also reduced by the partial operation of our Princess Marisol which was sold on April 23, 2010, coupled with a $5.7 million decrease in the net settlements of FFAs which qualified as cash flow hedges in the second quarter of 2010 compared to the same period of 2009 and to a 19% decrease in Time Charter rates of the BCI; partially offset by the entry into operation of our new container vessel Asturiano.

Our only remaining Capesize vessel, Princess Katherine, is fully covered with FFAs at rates higher than those prevailing in the spot and future markets for Capesize vessels. On August 4, 2010 we entered into an agreement (MOA) to sell our Princess Katherine for a total price of $10.5 million with expected delivery between September 1 and October 15, 2010. This transaction remains subject to completion and might not materialize as expected.

The Company has operated a total of five vessels in its Product Carrier fleet in the second quarter of 2010, which continued to be employed in the South American coastal trade mostly under medium/long-term charters with the oil majors that operate in the region.

On April 16, 2010, the Company took delivery of the 1,100-TEU, 2003-built container vessel M.V. Frisian Commander (renamed Asturiano). The vessel was ballasted from the Caribbean, positioned in South America and entered into operation on May 21, 2010 in a regular flag-protected container service to Patagonia, where she had completed its third voyage by June 30, 2010.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, August 13, 2010, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing  1-800-857-9651 (toll-free U.S.) or + 1-630-395-0221 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-645-7408 (toll-free U.S.) or +1-402-220-0252 (outside of the U.S.); passcode:0813. The webcast will be archived on Ultrapetrol's website for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers and a Capesize bulk carrier. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – F

The following table shows our unaudited consolidated balance sheet as of June 30, 2010 and our audited consolidated balance sheet as of December 31, 2009:

($000's)	At June 30, 2010 (Unaudited)	At December 31, 2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,968	$53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $270 and $411 in 2010 and 2009, respectively	20,910	16,402
Operating supplies	3,853	3,743
Prepaid expenses	4,464	4,210
Receivables from derivative instruments	10,643	16,885
Other receivables	19,181	15,547
Other current assets	649	2,684
Total current assets	107,329	114,330
NONCURRENT ASSETS

Other receivables	16,269	16,256
Restricted cash	1,181	1,181
Vessels and equipment, net	574,549	571,478
Dry dock	6,062	5,281
Investment in affiliates	1,632	1,787
Intangible assets	1,238	1,456
Goodwill	5,015	5,015
Other noncurrent assets	7,920	8,390
Deferred income tax assets	7,997	7,760
Total noncurrent assets	621,863	618,604
Total assets	$729,192	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$18,853	$13,707
Accrued interest	2,062	2,008
Current portion of long-term financial debt	21,428	21,286
Other current liabilities	9,777	8,977
Total current liabilities	52,120	45,978
NONCURRENT LIABILITIES

Long-term financial debt	378,736	384,245
Deferred income tax liabilities	12,265	13,033
Other liabilities	1,729	1,095
Total noncurrent liabilities	392,730	398,373
Total liabilities	444,850	444,351

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	270,658	269,958
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	25,842	17,357
Accumulated other comprehensive income	1,839	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	279,189	283,703

Non-controlling interest	5,153	4,880
Total equity	284,342	288,583
Total liabilities and equity	$729,192	$732,934

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended June 30,		Six Months Ended June 30,

($000's)	2010	2009	2010	2009	Percent Change
Revenues
Attributable to River Business	$34,259	$19,849	$58,534	$43,125	36%
Attributable to Offshore Supply Business	13,438	9,284	25,648	18,456	39%
Attributable to Ocean Business	12,910	25,748	30,655	51,116	-40%
Total revenues	60,607	54,881	114,837	112,697	2%

Voyage expenses
Attributable to River Business	(12,399)	(9,209)	(21,628)	(19,001)	14%
Attributable to Offshore Supply Business	(706)	(312)	(1,780)	(719)	148%
Attributable to Ocean Business	(2,083)	(4,517)	(4,823)	(7,831)	-38%
Total voyage expenses	(15,188)	(14,038)	(28,231)	(27,551)	2%

Running costs
Attributable to River Business	(8,410)	(7,419)	(14,830)	(15,368)	-4%
Attributable to Offshore Supply Business	(5,751)	(3,686)	(12,212)	(7,770)	57%
Attributable to Ocean Business	(6,814)	(8,020)	(14,281)	(16,119)	-11%
Total running costs	(20,975)	(19,125)	(41,323)	(39,257)	5%

Amortization of dry dock & intangible assets	(989)	(1,142)	(1,913)	(2,225)	-14%
Depreciation of vessels and equipment	(7,232)	(9,161)	(15,031)	(18,063)	-17%
Administrative and commercial expenses	(6,694)	(6,120)	(12,935)	(11,616)	11%
Other operating income	65	195	513	961	-47%
Operating profit	9,594	5,490	15,917	14,946	6%

Financial expense and other financial expenses	(7,516)	(3,313)	(14,968)	(10,986)	36%
Financial income	111	123	203	218	-7%
Gains on derivative instruments, net	266	40	9,369	115	8047%
Investment in affiliates	(110)	110	(155)	20
Other, net	(328)	(243)	(451)	(402)	12%
Total other expenses	(7,577)	(3,283)	(6,002)	(11,035)	-46%

Income from continuing operations before income tax	2,017	2,207	9,915	3,911	154%

Income taxes expenses	(1,232)	(1,889)	(642)	(2,296)	-72%
Net income attributable to non-controlling interest	125	95	273	225	21%

Net income from continuing operations	$660	$223	$9,000	$1,390	547%

Loss from discontinued operation	0	(312)	(515)	(862)	-40%

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$660	$(89)	$8,485	$528	1507%

The following table contains our unaudited statements of cash flows for the six months period ended June 30, 2010 and 2009:

	For the six-month periods ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$8,758	$753

Adjustments to reconcile net income to net cash provided by operating activities:

Loss from discontinued operations	515	862
Depreciation of vessels and equipment	15,031	18,063
Amortization of dry docking	1,695	1,855
Expenditure for dry docking	(4,222)	(2,464)
Gains on derivatives, net	(9,369)	(115)
Amortization of intangible assets	218	370
Loss on sale of vessels, net	314	-
Share-based compensation	700	889
Debt issuance expense amortization	750	1,059
Net loss (gain) from investment in affiliates	155	(20)
Allowance for doubtful accounts	84	150
Cash settlements of FFAs	-	(70)

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(4,592)	(4,979)
Other receivables, operating supplies and prepaid expenses	(3,247)	5,880
Other	2,226	1,195
Increase (decrease) in liabilities:
Accounts payable	5,205	(5,969)
Payable to related parties	296	78
Other	241	1,062
Net cash provided by operating activities from continuing operations	14,758	18,599

Net cash (used in) provided by operating activities from discontinued operations	(1,960)	406
Total cash flows provided by operating activities	12,798	19,005

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($890 and $21,024 in 2010 and 2009 for vessels in construction)	(44,833)	(42,081)
Net decrease in funding cash collateral of forward freight agreements	578	-
Cash settlements of FFAs	1,405	-
Proceeds from disposal of assets, net	26,656	-
Other	-	1,701
Net cash (used in) investing activities from continuing operations	(16,194)	(40,380)

Net cash provided by investing activities from discontinued operations	1,950	-
Total cash flows (used in) investing activities	(14,244)	(40,380)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(5,507)	(7,366)
Early repayments of long-term financial debt	-	(22,894)
Proceeds from long-term financial debt	-	3,450
Other	(280)	(267)
Net cash (used in) financing activities from continuing operations	(5,787)	(27,077)
Net (decrease) in cash and cash equivalents	(7,233)	(48,452)

Cash and cash equivalents at the beginning of year (including $304 and $2,546 related to discontinued operations)	$53,201	$105,859
Cash and cash equivalents at the end of period (including $294 and $308 related to discontinued operations)	$45,968	$57,407

Supplemental Information:

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended June 30, 2010 and 2009:

	Three Months Ended June 30,
($000's)	2010	2009
Total cash flows from operating activities	12,156	3,976
Total cash flows provided by (used in) investing activities	(17,040)	(17,185)
Total cash flows (used in) financing activities	11,786	(17,846)

Net cash provided by operating activities from continuing operations	13,685	3,960
Net cash (used in) provided by operating activities from discontinued operations	(1,529)	16
Total cash flows from operating activities	12,156	3,976

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(6,029)	6,300
Expenditure for dry docking	2,120	1,554
Income taxes	1,232	1,889
Financial expenses	6,247	5,966
(Gain) on disposal of assets	(126)	-
Net income attributable to non-controlling interest	(125)	(95)
Adjustment attributable to UP Offshore declassification(1)	(4,995)	-
Adjustment to gains on derivatives, net	1,486	-
Other adjustments	(910)	(1,303)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	1,529	(632)
Financial expenses	4	3
Other adjustments	-	304
EBITDA as defined in the Notes due 2014 from continuing operations	12,585	18,271
EBITDA as defined in the Notes due 2014 from discontinued operations	4	(309)
Consolidated EBITDA as defined in the Notes due 2014	12,589	17,962

Plus
Adjustment attributable to UP Offshore declassification	$4,995	-
Adjustment to gains on derivatives, net	(1,486)	-
Gain on derivatives, net	266	110
Realized net gain on FFAs	1,251	-
Adjusted Consolidated EBITDA	$17,615	$18,072

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2010 and 2009:

	Six Months Ended June 30,
($000's)	2010	2009
Total cash flows from operating activities	12,798	19,005
Total cash flows provided by (used in) investing activities	(14,244)	(40,380)
Total cash flows (used in) financing activities	(5,787)	(27,077)

Net cash provided by operating activities from continuing operations	14,758	18,599
Net cash (used in) provided by operating activities from discontinued operations	(1,960)	406
Total cash flows from operating activities	12,798	19,005

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	(129)	2,733
Expenditure for dry docking	4,222	2,464
Income taxes	642	2,296
Financial expenses	12,418	12,030
(Gain) on disposal of assets	(314)	-
Net income attributable to non-controlling interest	(273)	(225)
Adjustment attributable to UP Offshore declassification(1)	(9,419)	-
Gain on derivatives, net	9,369	-
Non-cash gains on FFAs	(7,883)	-
Other adjustments	(1,689)	(2,078)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	1,445	(1,268)
Financial expenses	5	4
Other adjustments	-	-
EBITDA as defined in the Notes due 2014 from continuing operations	21,702	35,819
EBITDA as defined in the Notes due 2014 from discontinued operations	(510)	(858)
Consolidated EBITDA as defined in the Notes due 2014	21,192	34,961

Plus
Adjustment attributable to UP Offshore declassification	$9,419	-
Non-cash gain on FFAs	7,883	185
Unrealized non-cash gain on FFAs	(1,250)	-
Adjusted Consolidated EBITDA	$37,244	$35,146

(1) As of September 30, 2009, our Board of Directors declassified UP Offshore (Bahamas) Ltd. as a restricted subsidiary under the terms of the Indenture.

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

The following tables reconcile the Company's Adjusted Consolidated EBITDA to its Operating profit for the three months ended June 30, 2010 and 2009, on a consolidated and a per segment basis:

	Second Quarter Ended June 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$6,457	$3,535	$(398)	$9,594
Depreciation and amortization	4,251	1,699	2,271	8,221
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(102)	(125)	(8)	(235)
Gains on derivatives, net	-	-	266	266
Other net	(235)	-	(93)	(328)
Realized net gain on FFAs	-	-	1,251	1,251

Segment Adjusted EBITDA	$10,371	$5,109	$3,289	$18,769

Items not included in Segment Adjusted EBITDA
Financial income				111
Other financial expenses				(1,269)

Adjusted Consolidated EBITDA from continuing operations				$17,611
Adjusted Consolidated EBITDA from discontinued operations				$4

Adjusted Consolidated EBITDA				$17,615

	Second Quarter Ended June 30, 2009
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(2,784)	$2,322	$5,952	$5,490
Depreciation and amortization	3,533	1,369	5,401	10,303
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	78	(95)	32	15
Gains on derivatives, net	-	40	-	40
Other net	(239)	(11)	7	(243)

Segment Adjusted EBITDA	$588	$3,625	$11,392	$15,605

Items not included in Segment Adjusted EBITDA

Non-cash (gains) losses on derivatives, net				0
Financial income				123
Other financial expenses				2,653

Adjusted Consolidated EBITDA from continuing operations				$18,381
Adjusted Consolidated EBITDA from discontinued operations				$(309)

Adjusted Consolidated EBITDA				$18,072

The following tables reconcile the Company's Adjusted Consolidated EBITDA to its Operating profit for the six months ended June 30, 2010 and 2009, on a consolidated and a per segment basis:

	Period Ended June 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$8,432	$5,244	$2,241	$15,917
Depreciation and amortization	8,277	3,360	5,307	16,944
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(132)	(273)	(23)	(428)
Net Gains on derivatives, net	-	-	9,369	9,369
Other net	(445)	3	(9)	(451)
Unrealized non-cash gains on FFAs	-	-	(1,250)	(1,250)

Segment Adjusted EBITDA	$16,132	$8,334	$15,635	$40,101

Items not included in Segment Adjusted EBITDA
Financial income				203
Other financial income				(2,550)

Adjusted Consolidated EBITDA from continuing operations				$37,754
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$37,244

	Period Ended June 30, 2009
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,186)	$4,384	$13,748	$14,946
Depreciation and amortization	6,774	2,697	10,817	20,288
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(7)	(225)	27	(205)
Gains on derivatives, net	-	115	-	115
Other net	(418)	(11)	27	(402)

Segment Adjusted EBITDA	$3,163	$6,960	$24,619	$34,742

Items not included in Segment Adjusted EBITDA
Financial income				218
Other financial expenses				1,044

Adjusted Consolidated EBITDA from continuing operations				$36,004
Adjusted Consolidated EBITDA from discontinued operations				$(858)

Adjusted Consolidated EBITDA				$35,146

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           ULTRAPETROL (BAHAMAS) LIMITED
           (registrant)

           By: /s/ Felipe Menendez Ross
           Name: Felipe Menendez Ross
           Title:   Chief Executive Officer

Dated: August 12, 2010

SK 02351 0010 1123508